FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated November 12, 2002, announcing that Registrant will implement its Skystar 360E VSATs for a Telkom S.A. Limited broadband satellite communications network.

Attached hereto and incorporated by reference herein is Registrant's press release dated November 13, 2002, announcing the selection of its subsidiary by Do it Best Corporation to provide Do it Best with a nationwide, broadband wide area network

Attached hereto and incorporated by reference herein is Registrant's press release dated November 13, 2002, announcing the expansion of Registrant's network with Artel Communications to provide an additional two-way satellite communications telephony network for use throughout Rwanda.

Attached hereto and incorporated by reference herein is Registrant's press release dated November 14, 2002, announcing that the Colombian government has awarded Registrant two Compartel projects which have a total value of approximately $65 million.

Attached hereto and incorporated by reference herein is Registrant's press release dated November 18, 2002, announcing that Registrant has received approval to convene a meeting of bondholder and of bank lenders to approve the Registrant's restructuring plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch Yoav Leibovitch Chief Financial Officer

Dated: November 19, 2002

Nov 12, 2002

Telkom SA Limited to Implement Gilat's Skystar 360E VSAT Solution for Broadband Satellite Communications Network
Agreement Calls for More Than 26,000 Sites in the Next Five Years

PETAH TIKVA, Israel, Nov. 12, 2002, Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has been selected by its long-time customer Telkom SA Limited to provide a Skystar 360E satellite hub station and thousands of VSAT terminals, establishing Gilat's satellite-based technology as Telkom's broadband VSAT offering.

The agreement spans a five year period, with an incremental deployment of VSAT terminals reaching a cumulative amount of more than 26,000 units by the fifth year, making it when completed, one of the largest VSAT networks in the world.

The network is to offer integrated Ku and C Band broadband IP applications for corporate, SOHO and SMEs, throughout Sub Saharan Africa.

Yoel Gat, Gilat's Chairman and Chief Executive Officer, said, "We find it gratifying to know that our technology is used to bring the power of high-speed interactive data applications - such as Internet access - to corporate users, SOHOs, small businesses (SME) and power users throughout South and Sub-Saharan Africa. This milestone agreement, with Africa's largest telecommunications operator and one of the world's major telecom players, continues to demonstrate the confidence in Gilat in general and in the company's technology in particular."

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, 360E and SkyBlaster(*) 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage®, DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Nov 13, 2002

Do it Best Corporation selects Gilat's Spacenet subsidiary to provide its member-retailers with nationwide, commercial-grade satellite connectivity
Spacenet's Connexstar service chosen as high-speed networking platform for 4,000-store hardware cooperative

Petah Tikva, Israel, November 13, 2002-- Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced its U.S. subsidiary, Spacenet Inc., has been selected by Do it Best Corp. to provide a nationwide, broadband wide area network to serve members of its retailing cooperative.

Do it Best serves more than 4,000 independent hardware and building materials retailers throughout the United States. Recently, the company embarked on a program designed to improve the operating efficiency of its nationwide store network, principally by connecting all its U.S. stores to its Indiana corporate headquarters. Connexstar will be an integral component of this objective.

Spacenet's Connexstar broadband satellite service will be used to support a variety of critical business communications requirements, including high-speed Internet/intranet access, e-mail, fast credit authorization, store polling, distribution of advertising materials and price file update distribution to stores for accurate and consistent pricing.

Do it Best's goal is to have the vast majority of its 4,000 members equipped with Connexstar service by late summer 2003.

Do it Best Chief Information Officer Kay Williams said, "The performance and ease of deployment of the Connexstar service is ideally suited to meet our communications needs. In addition, Connexstar brings a new level of affordability to the provision of business-grade broadband connectivity. This combination of benefits made it the ideal solution for supporting our emerging store automation process."

Spacenet's President and CEO Nick Supron said, "By deploying a common communications platform throughout its nationwide store network, Do it Best is bringing its members reliable tools for improved operational efficiency and enhanced customer service. In light of the mission-critical nature of these new applications, we are particularly plesed to have been selected to provide the connectivity for this new infrastructure."

About Do it Best Corporation
Based in Fort Wayne, Ind., Do it Best Corp. is the only member-owned hardware, lumber and building materials buying cooperative in the industry. With over $2.2 billion in annual sales, Do it Best Corp. serves 4,350 member-retailers across the United States and in 42 foreign countries. For more information, visit www.doitbestcorp.com.

Background on Spacenet's Connexstar service
Powered by Gilat's 360E VSAT platform, Connexstar provides commercial-grade, always-on high-speed Internet connectivity anywhere in the continental United States - with the ability to add high-speed credit authorization, commercially licensed TV and music, distance learning, content multicasting and secure private networking services using the same remote site hardware. Connexstar services include business-grade installation, integrated routing functionality, depot maintenance and second-level help desk support. A variety of on-site field service options - such as 24x7 help desk and same day, 7x12 on-site maintenance - are also available to meet specific business requirements. Embedded TCP/IP implementation coupled with Gilat's industry-leading Internet browsing acceleration technologies provides high performance and enhanced user experience. Learn more about Connexstar at www.connexstar.com.

About Spacenet
With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay and 360E VSAT products in more than 70 countries around the world. The company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage®, DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com

Nov 13, 2002

Artel Communications selects Gilat for RwandaTel satellite communications network
Gilat expands network with Artel, providing a 400-site DialAw@y IP(TM) telephony and Internet network to service RwandaTel, the country's national telecom company

Petah Tikva, Israel, November 13, 2002 - Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has been selected by Artel Communications to provide an additional two-way satellite communications telephony network for use throughout Rwanda. The 400-site DialAw@y IP network will be deployed evenly throughout the country, each VSAT servicing two public phones using a prepaid (scratch card) system and powered with solar energy.

Artel will deploy, operate and maintain the VSAT network for RwandaTel, Rwanda's national telecom company. Deployment has already begun and is expected to be completed by the end of January 2003. With the completion of this project, Rwanda, with a total land area of 24.950 sq KM, will have one of the highest densities of public satellite telephone lines per square kilometer in the world (1 public telephone per 30 sq km).

Artel Chief Executive Officer Yves Godelet said, "The service being provided is revolutionary for this area. It is truly gratifying to see that the 18,000 residents of a small, isolated island in the middle of Lake Kivu, on the Congo-Rwanda border, now have telephone communication and will have Internet access in the near future, as a result of this technology. Just yesterday, they were cut off from the world, and today they are enjoying the benefits of the Internet age. This is what is meant when you say bridging the digital divide."

Yoel Gat, Gilat's Chairman and CEO said, "This latest deployment of the DialAw@y IP for RwandaTel, illustrates yet again the unique fit of our VSAT technology for rural applications in Africa and around the world. Rwanda is facing the enormous task of closing the technology gap of several generations in just a few short months, making time an essential element in the project. Only VSAT technology allows for the deployment of hundreds of sites, in difficult terrain, in such a short period of time."

In July, Gilat announced a separate agreement with Artel for a hub station and a 100-site DialAw@y IP network to provide consumers and businesses telephony and high-speed Internet service in the education, health care, financial services and government markets throughout Rwanda and Central Africa.

DialAw@y IP is one of the only VSAT products capable of providing high-speed Internet connectivity and toll-quality telephony service on a single, low-cost platform. Each unit supports a PC/LAN connection and up to six telephone channels. It is a low-cost solution for the fulfillment of Universal Service/Access Obligations, Public Call Office requirements and small office/home office (SOHO) requirements for bundled telephony and Internet access.

DialAw@y IP networks are rapidly deployed, highly scalable and field upgradable. The remote equipment functions in extreme weather conditions, has a long lifespan and can be monitored from a distance. Ultra-low power consumption (less than 25W) enables the units to operate in remote locations that have minimal or no electricity, by incorporating a single-panel solar system or power generators.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage®, Skystar 360E(TM), DialAw@y IP(TM)and FaraWay(TM)are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

About ARTEL Communications
Contact: Yves GODELET
Chief Executive Officer
+250 0830 39 29

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

( BW)(NY-GILAT-SATELLITE)(GILTF) Colombian Government Awards Gilat $65 million Telephony and Telecenters Compartel Projects; The projects include 500 telecenters and a 3,000-site VSAT rural telephony network

            Business Editors

            PETAH TIKVA, Israel--(BUSINESS WIRE)--Nov. 14, 2002--Gilat Satellite Networks Ltd. (Nasdaq:GILTF), today announced that the Colombian government has awarded the company two Compartel projects including the installation and operation of 500 telecenters that will provide Internet connectivity and telephony services in cities and towns throughout Colombia and a 3,000-site fixed rural satellite telephony network. The Company must still complete definitive agreements with the Colombian government. Compartel is the program of social telecommunications, financed by the Communications Fund and National Development Fund - Fonade in Colombia.

             Gilat was the sole bidder for the telecenters project and was the lowest bidder for the telephony project. However, earlier this year, Gilat's bid for the telecenters project was declared as deserted by the previous Colombian administration. Gilat appealed this ruling. The new Colombian government reversed this ruling, awarding the telecenters project to Gilat. Together with the telephony project, awarded to Gilat in the second half of October, the total value of the contracts is approximately $65 million.

             The telecenters project will be powered by Gilat's Skystar 360E broadband VSAT platform, while the telephony project will deploy the company's DialAw@y IP telephony and Internet platform. Gilat already operates a substantial VSAT network for Compartel, consisting of 7,415 telephony sites including 670 Internet sites, serving 4 million people throughout all the municipalities of Colombia. The network, initiated in 1999, was installed by Gilat and has been in operation during the past two years.

             Rolando Fernandez, President, Gilat Networks Colombia, SA E.S.P., said, "This project will benefit the rural communities in Colombia, not only in the telecommunications field, but also in health and education programs. With the arrival of the Compartel Telecentros Program, the digital divide will be bridged in the 500 communities, providing the population with cultural, economic and social opportunities they never had before."

             Gilat Chairman and CEO Yoel Gat said, "We are very pleased with the Colombian government's decision. In the past, we have demonstrated our dedication and commitment to the Colombian market as illustrated by the first network we deployed for Compartel, one of the most successful projects of its kind in the world. We are pleased to expand our connection with the Colombian government and people who will be able to enrich their lives with our technology."

             About Gilat Satellite Networks Ltd.

             Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage®, Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com.
(*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Nov 18, 2002

Gilat receives approval to convene meetings of bondholders and bank lenders to approve restructuring plan

Petah Tikva, Israel, November 18, 2002 - Gilat Satellite Networks Ltd. (NASDAQ: GILTF), a worldwide leader in satellite networking technology, today announced that the Israeli District Court in Tel Aviv has agreed to convene meetings of the bondholders and the bank lenders to approve the arrangement as proposed in its submission to the Court made on November 14 and announced that day. It is expected that the meetings of bondholders and bank lenders to vote on the restructuring plan will be scheduled for mid- January 2003. The Company expects to distribute proxy information to the bondholders and bank lenders during December.

The plan as submitted has been approved by the Company's primary lender and holders of a majority of the bonds, but is subject to finalization of definitive agreements with the banks, bondholders and another major vendor. The plan, if approved by the required majority, will affect all bondholders. The Court extended the stay of proceedings already in place until January 26, 2003 in order to allow for completion of the arrangement.

The Company requests that all bondholders deliver updated mailing and other contact information to Tim Perrott, Vice President of Investor Relations, at the details set forth below, or to Ran Ben-Or at Itzhak Swary Ltd. in Tel Aviv at +972-3-5652255 or ranb@swary.co.il.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage®, Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com